UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235–0518 Expires: June 30, 2011 Estimated average burden hours per response .......0.5
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note:  Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

creInvest AG

(Name of Subject Company)

creInvest Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Switzerland

(Jurisdiction of Subject Company’s Incorporation or Organization)

Julius Baer Invest AG

(Name of Person(s) Furnishing Form)

creInvest shares,
Each comprising one bearer share of creInvest AG with a nominal value of CHF 2.15 each

(Title of Class of Subject Securities)

CH0004422975

(CUSIP Number of Class of Securities (if applicable))

Mr. Fabio Oetterli

Julius Baer Holding Ltd.

Bahnhofstrasse 36

Zurich, Switzerland 8010

01141588881111

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Sarah C. Murphy

Freshfields Bruckhaus Deringer

65 Fleet Street

London EC4Y 1HS

United Kingdom

Telephone: +44 (0) 20 7936 4000

June 29, 2009 (Publication of Invitation to Extraordinary Shareholders’ Meeting)

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.
99.1	Invitation to the Extraordinary Shareholders’ Meeting

Item 2. Informational Legends

Notice to US Investors

The merger of Julius Baer Invest AG and creInvest AG (the “Merger”) relates to the shares of a Swiss company and is proposed to be made by means of a statutory merger under Swiss law. Accordingly, the Merger is subject to the disclosure requirements and practices applicable in Switzerland to statutory mergers, which differ from the disclosure requirements of the United States.

Financial information included in this document has been prepared in accordance with accounting standards applicable in Switzerland and thus may not be comparable to the financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.

It may be difficult for investors to enforce their rights and any claim they may have arising under the federal securities laws, since Julius Baer Holding AG and Julius Baer Invest AG are Swiss companies, and some or all of their officers and directors are residents of countries other than the United States. Investors may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel a non-US company and its affiliates to subject themselves to a US court’s judgment.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.
99.2	Information to Shareholders and Interested Parties
99.3	Banking Circular
99.4	Merger Contract
99.5	Joint Merger Report
99.6	Financial Merger Statement as per 30 April 2009
99.7	Audit Report by the Joint Merger Auditor PWC
99.8	creInvest AG Annual Report 2008
99.9	creInvest AG Annual Report 2007
99.10	creInvest AG Annual Report 2006
99.11	Julius Baer Invest AG Annual Reports 2006-2008 (English Summaries)

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Julius Baer Invest AG with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on June 30, 2009.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Fabio Oetterli
Name:	Fabio Oetterli
Title:	Chairman of the Board, Julius Baer Invest AG
Date:	June 29, 2009

By:	/s/ Jean-Francois Alarie
Name:	Jean-Francois Alarie
Title:	Member of the Board, Julius Baer Invest AG
Date:	June 29, 2009